Deerfield Capital Corp.
6250 N. River Road, 9th Floor
Rosemont, Illinois 60018
April 25, 2008
VIA EDGAR AND FACSIMILE (202-772-9209)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002-4224
Attention: Ms. Karen J. Garnett
Deerfield Capital Corp.
Registration Statement on Form S-3 (File No. 333-149992)
Dear Ms. Garnett:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Deerfield Capital Corp. (the “Company”) hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 12:00 p.m., Eastern Standard time, on April 25, 2008 or as soon thereafter as practicable.
     In connection with this request for acceleration of effectiveness, the Company acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Deerfield Capital Corp.
By:	/s/ Frederick L. White
Name:	Frederick L. White
Title:	Senior Vice President, General Counsel and Secretary